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                            September 1, 2023

       Shahraab Ahmad
       Chief Executive Officer
       Atlantic Coastal Acquisition Corp.
       6 St Johns Lane, Floor 5
       New York, NY 10013

                                                        Re: Atlantic Coastal
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 22,
2023
                                                            File No. 001-40158

       Dear Shahraab Ahmad:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed August 22, 2023

       General

   1. We note that you are seeking to extend your termination date to September 8, 2024, a date which is 42 months from
your initial public offering. We also note that you are listed on
                                                        The Nasdaq Capital
Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company
complete one or more business combinations within 36 months of the effectiveness of
its IPO registration statement. Please revise to explain that the proposal to extend your
termination deadline to September 8, 2024 does not comply with this rule, or advise,
and to disclose the risks of your non-compliance with this rule, including that your
securities may be subject to suspension and delisting from The Nasdaq
                                                        Capital Market.
 Shahraab Ahmad
FirstName  LastNameShahraab   Ahmad
Atlantic Coastal Acquisition Corp.
Comapany 1,
September  NameAtlantic
              2023        Coastal Acquisition Corp.
September
Page 2     1, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Dorrie Yale at 202-551-
8776 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Stephen Ashley